UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04011332

February 27, 2004

Andrea L. Dulberg
Chief Counsel – Securities Law
International Paper Company
400 Atlantic Street
Stamford, CT 06921

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/27/2004

Re: International Paper Company
Incoming letter dated January 16, 2004

Dear Ms. Dulberg:

This is in response to your letter dated January 16, 2004 concerning the shareholder proposal submitted to International Paper by the Catholic Equity Fund, the Congregation of the Divine Providence, CHRISTUS Health, Providence Trust and Sisters of Charity of the Incarnate Word. We have also received a letter on the proponents' behalf dated February 4, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 11 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

1283246

THE CATHOLIC FUNDS®
GIVING VOICE TO CATHOLIC VALUES℠

Theodore F. Zimmer
Direct phone: 414-278-6490
E-mail: tzimmer@catholicfunds.com

RECEIVED
2004 FEB -5 PM 1:08

BY UPS OVERNIGHT

February 4, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: International Paper Company ("IP")—Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

This is in response to Andrea L. Dulberg's letter dated January 16, 2004, asking the Staff to concur with IP's intention to omit our CEO Pay Limit proposal from its proxy material for its 2004 Annual Meeting. We received a copy of the letter on January 23. As required by the Rule, we are submitting six paper copies of this response.

We call your attention to the fact that your office recently considered a very similar resolution that we filed with Cendant Corporation.

I. Rule 14a-8(i)(7)—Ordinary Business Operations

According to Commission and Staff rulings, Rule 14a-8(i)(7) does not justify exclusion of a proposal if the proposal focuses on significant social policy issues that transcend day-to-day business matters. See, e.g., Staff Legal Bulletin 14A. IP acknowledges that executive compensation is such a significant social policy issue. Thus the question here is whether our executive-compensation proposal lacks a focus on significant policy issues because it addresses the pay disparity between the CEO and the average non-managerial worker at IP.

There is widespread public discussion of the large increase in CEO/worker pay ratios over the last ten and twenty years as evidence that the system for compensating CEO's has become ungrounded and thus prone to the excesses that have been disclosed in recent years. See, for example, *Where's the stick?,* Economist.com (10/9/03)[1] and Welch, *Justice in Executive Compensation*, America (5/19/03). This widespread discussion is reflected in the conclusion of the Blue Ribbon Commission established by the National Association of Corporate Directors to study the large CEO "pay packages [that] continue to draw considerable criticism from shareholders, the media, regulators, and the general public . . . ."[2] The Commission determined that, to avoid future excesses, pay packages must be perceived as fair and that "fairness also means that there will not be wide gaps between the CEO's pay and the pay of other senior managers—or between executives and other employees—unless these are justified and explained."[3] According to the Commission, compensation committees should consider a company's internal pay gaps so that "pay . . . [will] never be based on an external benchmark alone."[4]

Thus, the pay disparity between CEOs and average workers is playing an important role in the widespread public debate about executive compensation. According to the Commission and the Staff, "widespread public debate" is suggestive that an issue transcends day-to-day business matters. Staff Legal Bulletin 14A. Therefore, the inclusion in our executive compensation resolution of a role for pay disparity heightens its focus on significant policy issues that transcend day-to-day business matters. Accordingly, our proposal is proper subject matter for shareholder proposals.

II. Rule 14a-8(i)(3)—False and Misleading Statements; Material Omissions; Vagueness

The Business Week and Forbes Rankings—Our proposal notes that both *Forbes* and *Business Week* gave IP their second worst rankings in their studies of CEO compensation versus stock performance. IP says that citing these rankings was misleading because we did not note that overall the CEO compensation in the companies included in the studies declined from 2001 to 2002. Such a decline does not negate the point of these magazines' rankings—measured by performance the CEO compensation at IP was comparatively very high. In any case, the IP CEO's compensation went up from 2001 to 2002, with increases in salary, bonus, options granted, and grant-date value of options granted. In fact, in the study *Executive Excess 2003* (8/26/03) by Institute for Policy Studies and United For a Fair Economy, International Paper is included in a list of 50 companies with the most layoffs announced in 2001. According to the study, International Paper's increase in CEO pay[5] from 2001 to 2002 was 20.3 times the median pay increase of CEO pay among the 365 companies that Business Week included in its executive pay study.[6]

---

[1] http://www.economist.com/opinion/displayStory.cfm?story_id=2121856

[2] Report of the NACD Blue Ribbon Commission on Executive Compensation and the Role of the Compensation Committee (2003), page 3

[3] Id. at page 4.

[4] Id. at page 21.

[5] Measured by including the value of stock options exercised but not the grant date value of options granted.

[6] http://www.ufenet.org/press/2003/EE2003_pr.html

Two leading business publications saw fit to cite IP for unusually high CEO compensation relative to performance. It is not misleading to us to bring these studies to the attention of IP's shareholders.

Inflammatory, Etc. Language—The language to which IP objects was not intended to imply that the IP CEO has undertaken self-serving ventures or that the pay gap has degraded IP workers, etc. We believe that shareholders would interpret this language correctly as generally applicable reasons why IP shareholders should think it important to vote for a resolution that would help to prevent IP from getting into that situation. Nonetheless, we would be willing to delete the words "International Paper appears to be part of this national problem." Recently, your office suggested, and we accepted, this amendment in regard to the similar resolution that we filed with Cendant.

Vague, Indefinite—

1. We see no contradiction between the inclusion of equity compensation in the definition of "Compensation" and the rest of the requests and the supporting statement. In our opinion, the "pay gap" is defined rather precisely in our proposal.

2. Many companies justify their CEO pay packages on the basis of the CEO's contributions to company performance. Apparently, these companies believe that they have been able to identify the appropriate factors. We believe that, if IP's compensation and human-resource staff were assigned the task of justifying the CEO's compensation, they would not throw up their hands in despair but rather would put together a case aimed at showing how the CEO's particular attributes, efforts and decisions contributed to company performance.

3. IP suggests that the third bullet point of the request would allow over-weighting of executive management's participation in stock options and that such over-weighting would conflict with a principle found in our supporting statement. We think this is an odd and incorrect approach. If one were uncertain about the meaning of the third bullet point, one would look to the quoted supporting-statement principle for clarification. The quoted principle and the entire context of the proposal make clear that each fulltime employee should participate proportionately in equity compensation. There is no conflict or contradiction. Similarly, the quoted supporting-statement principle shows that "proportionately" is defined with reference to each fulltime employee's compensation compared to the CEO's.

III. Conclusion

As noted above, your office recently considered Cendant's objections to a very similar resolution. In addition to raising broadly based vagueness, indefiniteness, falseness and misleading concerns as IP has, Cendant argued specifically that footnote 3 supporting the phrase "and often degrades long-term stock performance" is misleading. We acknowledged that the

The Catholic Funds are distributed through Catholic Financial Services Corporation, 1100 W. Wells Street, Milwaukee, WI 53233. The Catholic Church has not sponsored or endorsed The Catholic Funds nor approved or disapproved of the Funds as an investment.

Crystal quote is incomplete and that including it was an unintentional error on my part. After considering the footnote issue and all of the other points that Cendant raised, the Staff did not concur that Cendant could exclude the entire proposal. Rather, the Staff suggested two[7] changes to the resolution that would make it non-excludable:

- delete the sentence that says that the company "appears to a part of this national problem;" and

- revise the footnote to the phrase "and often degrades long-term stock performance" to provide an accurate citation to a specific source.

We made the requested changes and submitted the revised version to Cendant, which will include it in its proxy statement. The revised footnote 3 is:

> United For a Fair Economy, "The Bigger They Come, The Harder They Fall, http://www.ufenet.org/press/2001/Bigger_They_Come.pdf

We would be willing to make these two changes in the IP resolution.

Sincerely,

Theodore F. Zimmer
President

cc:

Andrea L. Dulberg, International Paper
Sister Antoinette Keiser, Congregation of Divine Providence
Sister Lillian Anne Healy, CCVI, Sisters of Charity of the Incarnate Word
Sister Imelda Gonzalez, Providence Trust
Donna Meyer, Ph.D., CHRISTUS Health

---

[7] The Staff also required us to change the proposal so that it did not apply to an existing CEO employment contract, which is not an issue here.

The Catholic Funds are distributed through Catholic Financial Services Corporation, 1100 W. Wells Street, Milwaukee, WI 53233. The Catholic Church has not sponsored or endorsed The Catholic Funds nor approved or disapproved of the Funds as an investment.

INTERNATIONAL PAPER

ANDREA L. DULBERG
CHIEF COUNSEL – SECURITIES LAW

400 ATLANTIC STREET
STAMFORD, CT 06921
(T) 203.541.8396
(F) 203.541.8262

January 16, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Securities Exchange Act of 1934 – Rule 14a-8**
Shareholder Proposal Submitted by The Catholic Equity Fund*

Ladies and Gentlemen:

International Paper Company ("IP") has received the cover letter and shareholder proposal attached as Exhibit 1 hereto (the "Proposal**") from The Catholic Equity Fund and the Co-Filers (the "Proponents") for inclusion in the proxy materials for, and submission to a vote of the shareholders of IP at, the 2004 annual meeting of shareholders (the "2004 Annual Meeting").

The Proposal requests that IP's Board of Directors and the Board's Management Development and Compensation Committee overturn the Company's current process for determining compensation of its CEO. In its place, the Proposal seeks to impose a cap on the Company's compensation of its CEO by: (1) limiting CEO compensation to no more than 100 times IP's average non-managerial worker's compensation, unless shareholders approve a greater amount, (2) including, in any proposal for shareholder approval to provide greater compensation for the CEO, one or more goals mainly reflecting the CEO's contributions, and (3) including, in any such proposal, grants to the CEO of stock options or other equity only if IP provides equity compensation to all full-time employees such that they would participate proportionately in IP's stock performance.

IP intends to omit the Proposal from its proxy materials for the 2004 Annual Meeting pursuant to the following provisions of Rule 14a-8(i):

* Congregation of Divine Providence, Sisters of Charity of the Incarnate Word, Providence Trust and Christus Health (the "Co-Filers") are co-filers with The Catholic Equity Fund on the Proposal.

** All references to the Proposal are deemed to refer to the cover letter and shareholder proposal received from The Catholic Equity Fund as well as the cover letters and shareholder proposals received from the Co-Filers.

- Rule 14a-8(i)(7), because the Proposal relates to IP's ordinary business operations; and

- Rule 14a-8(i)(3), because the Proposal, together with the supporting statement, is false and/or misleading with respect to material facts and omits to state material facts necessary in order to make the Proposal not false or misleading.

Our explanation, with supporting authority, of why we believe IP may exclude the Proposal is set forth below.

The Proposal Relates to the Ordinary Business Operations of IP

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations.

We understand that the Staff has consistently viewed proposals relating to executive compensation policies and practices as proper subject matter for shareholder proposals. See, e.g. Fluor Corporation (March 10, 2003), Verizon Communications Inc. (January 24, 2003), SBC Communications Inc. (February 5, 2003) and First Energy Corporation (February 27, 2001). We do not dispute that the Proposal has been carefully drafted to appear to be limited to the compensation of the CEO, which would be consistent with the Staff's own phrasing in numerous no-action letters. See, e.g., Reebok International Ltd. (March 16, 1992) (noting that it is the Staff's view that "proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business") and Battle Mountain Gold Company (February 13, 1992) (permitting a proposal calling for a reduction in management salaries and stock options to be included in the company's proxy materials if the shareholder submits an amended proposal clearly limited to salaries of the company's executive officers).

The Proposal, however, is really an attempt by the Proponents to raise compensation levels of IP's non-managerial workers. The Supporting Statement refers to average worker pay numerous times. By linking CEO pay with average worker pay, the Proposal, if implemented, would only permit an increase to CEO compensation if average worker pay were increased as well.

Under these circumstances, exclusion of the Proposal from IP's proxy materials would be consistent with the Staff's long-standing position that shareholder proposals relating to "general compensation issues" may be omitted from proxy materials as relating to ordinary business operations. See, e.g., E.I. duPont de Nemours and Company (March 15, 2001) (allowing the exclusion of a proposal that provided that "no one" at a DuPont site will receive a bonus unless all employees at that site receive a bonus), Lucent Technologies Inc. (November 6, 2001) (allowing the exclusion of a proposal that provided for the reduction of the salaries of "all officers and directors" by 50%), and Minnesota Mining and Manufacturing Company (March 4, 1999) (allowing the exclusion of a proposal that limited the yearly percentage increase of the top 40 executives' compensation because it related to ordinary business operations).

For the foregoing reasons, we believe that the Proposal is excludable from IP's proxy materials under Rule 14a-8(i)(4) because it deals with a matter relating to IP's ordinary business operations, namely its general compensation policies and practices.

The Proposal's Supporting Statement Contains False and Misleading Statements and Omits to State Material Facts

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. Rule 14a-9 provides that no solicitation may be made "by means of any proxy statement . . . containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

We believe that the Proposal and its supporting statement may be excluded from IP's proxy materials under Rule 14a-8(i)(3) because they are materially false and misleading, omit to state material facts necessary in order to make the supporting statement not false or misleading and are vague and indefinite contrary to the Commission's proxy rules as further described below.

In support of the Proponents' assertion that IP is part of a "national problem" where compensation paid to CEOs "is often excessive...and often tempts CEOs to undertake self-serving ventures... and often degrades long-term stock performance," they cite a *Business Week* and a *Forbes* study of CEO compensation versus stock performance. The Proponents fail to mention that the entire purpose of the *Business Week* article accompanying its study was to show that CEO compensation has actually declined dramatically and the author, in fact, states that CEO pay has "declined by double digits for the second year in a row in 2002. For the second consecutive year, more than 40% of the CEOs in the *BusinessWeek* scoreboard saw their total pay decrease." The *Forbes* study similarly states that CEO pay is down 35% from the year before. The author of the *Business Week* article also acknowledges that *Business Week's* "pay-for-performance analysis compares three years of pay -- base salary, bonuses, and long-term compensation, including exercised stock options -- with three calendar years of shareholder return. That methodology ... can also hurt longtime incumbents, even if they perform well. That's because most options expire after 10 years. As long-time CEOs exercise low-priced options issued years earlier, they stand to reap extra-large pay packages." The Proponents' fail to mention this in their Supporting Statement and, as a result, materially mislead shareholders into believing that the *Business Week* study supports the Proponent's opinion that IP's CEO's pay was excessive. Accordingly, we believe the inclusion of the references to both the *Business Week* and *Forbes* studies are misleading and in violation of Rules 14a-8(i)(3) and 14a-9.

The language used by the Proponents in their Supporting Statement is inflammatory, impugns character, integrity and personal reputation without any factual foundation. The Proponents state that CEO compensation, "tempts CEOs to undertake self-serving ventures" and that a huge CEO-to-worker pay gap "not only degrades workers... but also violates the dignity and worth of every human being that is the foundation of Catholic social teaching and common moral principles." The tenor of these statements implies improper, unethical and possibly illegal behavior and directly impugns the character and integrity of IP's Board of Directors and management. Because these inflammatory statements have no factual foundation they are in violation of Rules 14a-8(i)(3) and 14a-9.

The Proposal is also vague, indefinite, and thus, misleading in violation of Rules 14a-8(i)(3) and 14a-9. The Staff has previously taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) and 14a-9 as inherently misleading because neither the shareholders voting on the proposal nor the board of directors seeking to implement the proposal would be able to determine with any reasonable amount of certainty what action or other measures would need to be taken if the proposal were implemented. See, e.g., General Electric Company (February 5, 2003); Eastman Kodak Company (March 3, 2003). The Staff has also consistently found that a proposal may be excluded where the meaning and application of terms or the standards under the proposals may be subject to differing interpretations. See, e.g., Exxon Corporation (January 29, 1992); Fuqua Industries, Incorporated (March 12, 1991).

The following are examples of vague terms and language, which are subject to differing interpretations:

1. The Proposal defines "Compensation" to be "salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and 'other annual' and 'all other compensation' as those categories are defined for proxy statement purposes" and seeks to limit "Compensation" to 100 times the average Compensation paid to non-managerial workers. But the Supporting Statement asserts that, "company stock or options should only be included in the CEO's compensation if the company provides that same type of compensation to all fulltime workers that would avoid increasing the pay gap." The definition for Compensation seems to contemplate grants of stock options and restricted stock to the CEO yet the Supporting Statement contradicts that. Are the Proponents seeking to eliminate equity compensation for CEOs? Furthermore, how should the "pay gap" referred to be measured? The Proponents offer no guidance.

2. The Proposal provides that any proposal for shareholder approval to provide greater compensation for the CEO must include "one or more goals that would mainly reflect the CEO's contributions." How should the CEO's contributions be measured and how should goals be set that would segregate the CEO's contributions from those of other employees, macro-economic factors or other market conditions?

3. The Proposal provides that any proposal for shareholder approval to provide greater compensation for the CEO may provide for grants of "stock options or other equity compensation only if the company provides equity compensation to all fulltime employees such that they would participate proportionately in stock performance." How should proportionate participation be measured? All fulltime employees would presumably include the rest of executive management. One measure of proportionate participation between the CEO and all fulltime employees could be achieved by large grants of equity compensation to the rest of

executive management. Yet that measure would seem to violate a principle espoused by the Proponents in their Supporting Statement: "include company stock or options in the CEO's compensation only if the company provides that same type of compensation to all fulltime workers on a basis that would avoid increasing the pay gap." The Proposal and the Supporting Statement are contradictory and accordingly too vague for either shareholders to understand or the Board of Directors to implement.

For the foregoing reasons, we believe that the Proposal violates the proxy rules, including Rule 14a-9, because the Proposal, together with the supporting statement, is materially false and misleading and omits material facts necessary to make the supporting statement not false or misleading. Therefore, the Proposal, which would require detailed and extensive editing and research in order to bring it into compliance with the proxy rules, may be excluded in its entirety pursuant to Rule 14a-8(i)(3). See Staff Legal Bulletin No. 14 (July 13, 2001). If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety, we respectfully request that the Staff recommend exclusion of the statements discussed above.

Conclusion

Based on the foregoing, we believe IP may exclude the Proposal from the proxy materials for the 2004 Annual Meeting. We respectfully request that the Staff confirm that the Proposal may be excluded from such proxy materials.

Should you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at (203) 541-8396. Thank you for your prompt attention to this matter.

Pursuant to Rule 14a-8(j), enclosed for filing on behalf of IP are five additional copies of this letter, as well as a receipt copy, and five copies of the letters from the Proponents: dated November 17, 2003 from Theodore F. Zimmer, on behalf of The Catholic Equity Fund, dated November 19, 2003 from Donna Meyer, Ph.D., on behalf of Christus Health, dated November 18, 2003 from Sister Antoinette Keiser, on behalf of Congregation of Divine Providence, dated November 24, 2003 from Sister Imelda Gonzalez, on behalf of Providence Trust, and dated November 19, 2003 from Sister Lillian Anne Healy, CCVI, on behalf of Sisters of Charity of the Incarnate Word, to IP with the Proposal attached. A copy of this letter, with attachments, is simultaneously being sent to each of the Proponents. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope.

Sincerely,

Andrea L. Dulberg

Attachments: Exhibit 1 (cover letters and shareholder proposals)

cc: Maura A. Smith,
Senior Vice President,
General Counsel and
Corporate Secretary

Theodore F. Zimmer
President
The Catholic Funds, Inc.
1100 West Wells Street
Milwaukee, WI 53233

Sister Antoinette Keiser
Treasurer
Congregation of Divine Providence
P.O. Box 37345
San Antonio, TX 78237-0345

Sister Lillian Anne Healy, CCVI
Director of Corporate Responsibility
Sisters of Charity of the Incarnate
Word
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969

Sister Imelda Gonzalez
Trustee
Providence Trust
515 SW 24th Street
San Antonio, TX 78207-4619

Donna Meyer, Ph.D.
System Director -- Community Health
Christus Health
2600 North Loop West
Houston, TX 77092

NOV 24 2003

THE CATHOLIC FUNDS®
GIVING VOICE TO CATHOLIC VALUES℠

Theodore F. Zimmer
Direct phone: 414-278-6490
E-mail: tzimmer@catholicknights.com

RECEIVED
NOV 25 2003
LEGAL AFFAIRS

November 17, 2003

BY UPS 3 DAY SELECT

Secretary of the Company
International Paper Company
400 Atlantic Street
Stamford, CT 06921

Re: **Shareholder Proposal** for 2004 Annual Meeting

Dear Corporate Secretary:

The Catholic Equity Fund (a component of The Catholic Funds, Inc.) is an S&P 500 Index mutual fund (minus 6 companies excluded for abortion reasons) that seeks to advocate for certain values espoused by Catholic social teaching. We emphasize these three areas:

1. Preserving and promoting human dignity, especially in the workplace;
2. Promoting fair but not excessive executive compensation;
3. Promoting effective oversight by boards of directors.

As president of the Catholic Equity Fund, I submit the enclosed CEO Pay Limit proposal for inclusion in the proxy statement for the 2004 annual meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. The Fund is acting as the **primary filer** of this resolution, which may be co-filed by others. One or more of our representatives will be present at the annual meeting to introduce the proposal.

The Catholic Equity Fund is the beneficial owner of 1,290 shares of International Paper common stock having a value in excess of $2,000, has owned this stock for more than a year, and intends to continue to hold this stock through the date of the annual meeting. A verification of ownership is enclosed.

We hope that through dialogue these issues and concerns can be resolved in a mutually satisfactory way prior to the annual meeting.

Sincerely,

Theodore F. Zimmer
President

Encl.

CEO PAY LIMIT

WHEREAS:

U.S. CEO compensation is often excessive (1) and often tempts CEOs to undertake self-serving ventures (2) and often degrades long-term stock performance.(3) The ratio of average CEO pay to average-worker pay has skyrocketed from about 40 in 1980 to at least several hundred currently.(4)

International Paper appears to be part of this national problem. Both Business Week and Forbes gave the Company their second worst rankings in their studies of CEO compensation versus stock performance.(5) Another study shows the Company's 2002 CEO compensation to be 351 times the pay of an average U.S. worker. (6)

We believe that the system for compensating CEOs would markedly improve if companies would take three steps. First, restore a reasonable relationship to average-worker pay. Second, include company stock or options in the CEO's compensation only if the company provides that same type of compensation to all fulltime workers on a basis that would avoid increasing the pay gap. Third, link CEO compensation to meeting specific performance requirements that would mainly reflect the contributions of the CEO rather than of the work force or the economy in general.

In our opinion, a huge CEO-to-worker pay gap not only degrades worker and therefore company performance but also violates the dignity and worth of every human being that is the foundation of Catholic social teaching and common moral principles.

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;

- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and

- In that proposal, to provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all fulltime employees such that they would participate proportionately in stock performance.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means those employees of the company worldwide whose work would put them into the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Notes:

1. Conference Board, 9/17/02 (quoting Greenspan: "infectious greed"), Business Week 4/22/02 ("simply out of hand").
2. Edward M. Welch, "Justice In Executive Compensation", America 5/19/03.
3. Graef Crystal, Bloomberg 8/13/03 ("high pay destroys high performance").
4. Economist.com, Executive Pay, 10/9/03
5. http://bwnt.businessweek.com/exec_comp/2003/index.asp; http://www.forbes.com/2003/04/23/ceoland.html
6. AFL/CIO Executive Paywatch, www.aflcio.org

[CONGREGATION OF DIVINE PROVIDENCE]

November 18, 2003

Secretary of the Company
International Paper Company
400 Atlantic Street
Stamford, CT 06921

Dear Sir or Madam:

The Congregation of Divine Providence looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the fairness of the levels of compensation among the people employed in our companies

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by the Catholic Equity Fund. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in International Paper Company. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Mr. Theodore F. Zimmer, President of The Catholic Funds, Inc., which includes the Catholic Equity Fund, if you believe that dialogue might be helpful. His telephone number is (414) 278-6490 or he can be reached by email at tzimmer@catholicknights.com.

Yours truly,

Sister Antoinette Keiser
Treasurer

Enclosure

CEO PAY LIMIT

WHEREAS:

U.S. CEO compensation is often excessive, often tempts CEOs to undertake self-serving ventures and often degrades long-term stock performance. The ratio of average CEO pay to average-worker pay has skyrocketed from about 40 in 1980 to at least several hundred currently.

International Paper appears to be part of this national problem. Both Business Week and Forbes gave the Company their worst rankings in their studies of CEO compensation versus stock performance. Another study shows the Company's 2002 CEO compensation to be 578 times the pay of an average U.S. worker.

We believe that the system for compensating CEOs would markedly improve if companies would take three steps. First, restore a reasonable relationship to average-worker pay. Second, include company stock or options in the CEO's compensation only if the company provides that same type of compensation to all fulltime workers on a basis that would avoid increasing the pay gap. Third, link CEO compensation to meeting specific performance requirements that would mainly reflect the contributions of the CEO rather than of the work force or the economy in general.

In our opinion, a huge CEO-to-worker pay gap not only degrades worker and therefore company performance but also violates the dignity and worth of every human being that is the foundation of Catholic social teaching and common moral principles.

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;

- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and

- In that proposal, to provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all fulltime employees such that they would participate proportionately in stock performance.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means those employees of the company worldwide whose work would put them into the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

<u>Notes</u>:

1. Conference Board, 9/17/02 (quoting Greenspan: "infectious greed"), Business Week 4/22/02 ("simply out of hand").
2. Edward M. Welch, "Justice In Executive Compensation", America 5/19/03.
3. Graef Crystal, Bloomberg 8/13/03 ("high pay destroys high performance").
4. Economist.com, Executive Pay, 10/9/03.
5. http://bwnt.businessweek.com/exec_comp/2003/index.asp; http://www.forbes.com/2003/04/23/ceoland.html
6. AFL/CIO Executive Paywatch, www.aflcio.org.

NOV 2 5 2003

CHRISTUS Health.

RECEIVED
DEC - 1 2003
LEGAL AFFAIRS

November 19, 2003

Secretary of the Company
International Paper Company
400 Atlantic Street
Stamford, CT 06921

Dear Sir or Madam:

CHRISTUS Health, as a faith-based investor, looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the fairness of the levels of compensation among the people employed in our companies

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by the Catholic Equity Fund. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in International Paper Company. It is our intention to keep shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Mr. Theodore F. Zimmer, President of The Catholic Funds, Inc., which includes the Catholic Equity Fund, if you believe that dialogue might be helpful. His telephone number is (414) 278-6490 or he can be reached by email at tzimmer@catholicknights.com.

Yours truly,

Donna Meyer

Donna Meyer, Ph.D.
System Director – Community Health

DM:kg

Enclosure

cc: Theodore F. Zimmer, Gary Brouse, Julie Wokaty, James W. Donovan

2600 North Loop West | Houston | TX 77092
Tel 713.681.8877

CEO PAY LIMIT

WHEREAS:

U.S. CEO compensation is often excessive (1) and often tempts CEOs to undertake self-serving ventures (2) and often degrades long-term stock performance (3) The ratio of average CEO pay to average-worker pay has skyrocketed from about 40 in 1980 to at least several hundred currently.(4)

International Paper appears to be part of this national problem. Both Business Week and Forbes gave the Company their second worst rankings in their studies of CEO compensation versus stock performance.(5) Another study shows the Company's 2002 CEO compensation to be 351 times the pay of an average U.S. worker. (6)

We believe that the system for compensating CEOs would markedly improve if companies would take three steps. First, restore a reasonable relationship to average-worker pay. Second, include company stock or options in the CEO's compensation only if the company provides that same type of compensation to all fulltime workers on a basis that would avoid increasing the pay gap. Third, link CEO compensation to meeting specific performance requirements that would mainly reflect the contributions of the CEO rather than of the work force or the economy in general.

In our opinion, a huge CEO-to-worker pay gap not only degrades worker and therefore company performance but also violates the dignity and worth of every human being that is the foundation of Catholic social teaching and common moral principles.

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;
- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and
- In that proposal, to provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all fulltime employees such that they would participate proportionately in stock performance.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means those employees of the company worldwide whose work would put them into the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Notes:

1. Conference Board, 9/17/02 (quoting Greenspan: "infectious greed"), Business Week 4/22/02 ("simply out of hand").

2. Edward M. Welch, "Justice In Executive Compensation", America 5/19/03.

3. Graef Crystal, Bloomberg 8/13/03 ("high pay destroys high performance").

4. Economist.com, Executive Pay, 10/9/03

5. http://bwnt.businessweek.com/exec_comp/2003/index.asp; http://www.forbes.com/2003/04/23/ceoland.html

6. AFL/CIO Executive Paywatch, www.aflcio.org

Providence Trust

515 SW 24th Street San Antonio, TX 78207-4619

RECEIVED
DEC 12 2003
LEGAL AFFAIRS

November 24, 2003

Secretary of the Company
International Paper Company
400 Atlantic Street
Stamford, CT 06921

Dear Sir or Madam:

Providence Trust looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the fairness of the levels of compensation among the people employed in our companies

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by the Catholic Equity Fund. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in International Paper Company. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Mr. Theodore F. Zimmer, President of The Catholic Funds, Inc., which includes the Catholic Equity Fund, if you believe that dialogue might be helpful. His telephone number is (414) 278-6490 or he can be reached by email at tzimmer@catholicknights.com.

Sincerely,

Imelda Gonzalez, cdp

Sister Imelda González
Trustee

Enclosure

CEO PAY LIMIT

WHEREAS:

U.S. CEO compensation is often excessive (1) and often tempts CEOs to undertake self-serving ventures (2) and often degrades long-term stock performance.(3) The ratio of average CEO pay to average-worker pay has skyrocketed from about 40 in 1980 to at least several hundred currently.(4)

International Paper appears to be part of this national problem. Both Business Week and Forbes gave the Company their second worst rankings in their studies of CEO compensation versus stock performance.(5) Another study shows the Company's 2002 CEO compensation to be 351 times the pay of an average U.S. worker. (6)

We believe that the system for compensating CEOs would markedly improve if companies would take three steps. First, restore a reasonable relationship to average-worker pay. Second, include company stock or options in the CEO's compensation only if the company provides that same type of compensation to all fulltime workers on a basis that would avoid increasing the pay gap. Third, link CEO compensation to meeting specific performance requirements that would mainly reflect the contributions of the CEO rather than of the work force or the economy in general.

In our opinion, a huge CEO-to-worker pay gap not only degrades worker and therefore company performance but also violates the dignity and worth of every human being that is the foundation of Catholic social teaching and common moral principles.

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;

- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and

- In that proposal, to provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all fulltime employees such that they would participate proportionately in stock performance.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means those employees of the company worldwide whose work would put them into the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Notes:

1. Conference Board, 9/17/02 (quoting Greenspan: "infectious greed"), Business Week 4/22/02 ("simply out of hand").
2. Edward M. Welch, "Justice In Executive Compensation", America 5/19/03.
3. Graef Crystal, Bloomberg 8/13/03 ("high pay destroys high performance").
4. Economist.com, Executive Pay, 10/9/03
5. http://bwnt.businessweek.com/exec_comp/2003/index.asp; http://www.forbes.com/2003/04/23/ceoland.html
6. AFL/CIO Executive Paywatch, www.aflcio.org

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

November 19, 2003

NOV 24 2003

Secretary of the Company
International Paper Company
400 Atlantic Street
Stamford, CT 06921

Dear Sir or Madam:

The Congregation of the Sisters of Charity of the Incarnate Word, Houston looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the fairness of the levels of compensation among the people employed in our companies

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by the Catholic Equity Fund. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in International Paper Company. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Mr. Theodore F. Zimmer, President of The Catholic Funds, Inc., which includes the Catholic Equity Fund, if you believe that dialogue might be helpful. His telephone number is (414) 278-6490 or he can be reached by email at tzimmer@catholicknights.com.

Yours truly,

Sister Lillian Anne Healy, CCVI
Director of Corporate Responsibility

RECEIVED
NOV 24 2003
LEGAL AFFAIRS

Enclosure

/jch

CEO PAY LIMIT

WHEREAS:

U.S. CEO compensation is often excessive (1) and often tempts CEOs to undertake self-serving ventures (2) and often degrades long-term stock performance.(3) The ratio of average CEO pay to average-worker pay has skyrocketed from about 40 in 1980 to at least several hundred currently.(4)

International Paper appears to be part of this national problem. Both Business Week and Forbes gave the Company their second worst rankings in their studies of CEO compensation versus stock performance.(5) Another study shows the Company's 2002 CEO compensation to be 351 times the pay of an average U.S. worker. (6)

We believe that the system for compensating CEOs would markedly improve if companies would take three steps. First, restore a reasonable relationship to average-worker pay. Second, include company stock or options in the CEO's compensation only if the company provides that same type of compensation to all fulltime workers on a basis that would avoid increasing the pay gap. Third, link CEO compensation to meeting specific performance requirements that would mainly reflect the contributions of the CEO rather than of the work force or the economy in general.

In our opinion, a huge CEO-to-worker pay gap not only degrades worker and therefore company performance but also violates the dignity and worth of every human being that is the foundation of Catholic social teaching and common moral principles.

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;

- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and

- In that proposal, to provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all fulltime employees such that they would participate proportionately in stock performance.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means those employees of the company worldwide whose work would put them into the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

<u>Notes</u>:

1. Conference Board, 9/17/02 (quoting Greenspan: "infectious greed"), Business Week 4/22/02 ("simply out of hand").
2. Edward M. Welch, "Justice In Executive Compensation", America 5/19/03.
3. Graef Crystal, Bloomberg 8/13/03 ("high pay destroys high performance").
4. Economist.com, Executive Pay, 10/9/03
5. http://bwnt.businessweek.com/exec_comp/2003/index.asp; http://www.forbes.com/2003/04/23/ceoland.html
6. AFL/CIO Executive Paywatch, www.aflcio.org

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Paper Company
Incoming letter dated January 16, 2004

The proposal requests that the board: limit the compensation paid to the CEO in any fiscal year to no more than 100 times the average compensation paid to the company's non-managerial workers in the prior fiscal year, unless the shareholders have approved paying the CEO the greater amount; in any proposal for shareholder approval, provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and in that proposal, provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all full-time employees such that they would participate proportionately in stock performance.

We are unable to concur in your view that International Paper may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that International Paper may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that International Paper may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that International Paper may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Michael R. McCoy
Attorney-Advisor